SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             SmartServ Online, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   83169M 40 1
                                 (CUSIP Number)

                                  Richard Levy
                        c/o Crestview Capital Master, LLC
                            95 Revere Drive, Suite A
                              Northbrook, IL 60062
                                 (847) 559-0060

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2004
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                      [ ]


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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          CRESTVIEW CAPITAL MASTER, LLC
--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [ ]

--------- ---------------------------------------------------------------------

   3      SEC USE ONLY

--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          OO

--------- ---------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.

--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

             7    SOLE VOTING POWER

                  704,234 (See Item 5)

          ------- ---------------------------------------------

             8    SHARED VOTING POWER

                  (See Item 5)


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          ------- ---------------------------------------------

             9    SOLE DISPOSITIVE POWER

                  704,234 (See Item 5)

          ------- ---------------------------------------------

             10   SHARED DISPOSITIVE POWER

                  (See Item 5)

--------- ---------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          704,234(See Item 5)

--------- ---------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [_]

--------- ---------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.9% (See Item 5)

--------- ---------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON

          PN

--------- ---------------------------------------------------------------------




Item 1.   Security and Issuer.

          This statement relates to the common stock, $0.01 par value per share ("Common Stock") issued by SmartServ Online, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2250 Butler Pike, Suite 150, Plymouth Meeting, Pennsylvania 19462.


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Item 2.   Identity and Background.

(a) This statement is filed by Crestview Capital Master, LLC, a limited liability company organized under the laws of Delaware ("Crestview" or the "Reporting Person"). The Reporting Person is engaged in the business of purchasing, selling, trading and investing in securities for its own account.

(b) The business address for the Reporting Person is 95 Revere Drive, Suite A Northbrook, IL 60062.

(c) The principal business of the Reporting Person is purchasing, selling, trading and investing in securities.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a Delaware limited liability company.

Item 3.   Source and Amount of Funds or Other Consideration.

          On February 27, 2004, the Reporting Person acquired in a private placement of the Company's securities, for cash consideration, 32,667 shares of the Company's Series A Preferred Stock ("Preferred Stock"), initially convertible into 326,667 shares of Common Stock at a conversion price of $1.50 per share and a three year warrant to purchase 326,667 shares of Common Stock with an exercise price per share equal to $2.82, for an aggregate purchase price of $490,000. The source of funds for this transaction was the Reporting Person's working capital. Immediately prior to this transaction, the Reporting Person also owned 50,900 shares of the Company's Common Stock. None of such Preferred Stock or Warrants have been converted or exercised.

Item 4.   Purpose of Transaction.

          The purpose of this Schedule 13D is to report the purchase of the Preferred Stock and Warrants described in Item 3 above. The Reporting Person acquired the Preferred Stock and warrants for investment purposes.


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          The  Reporting  Person,  except as  described in this Item 4, does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of
Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5.   Interest in Securities of the Issuer.

          The Reporting Person is controlled by Crestview Capital Partners, LLC. The power to vote or dispose of the shares beneficially owned by Crestview Capital Master, LLC is shared by Stewart Flink, Richard Levy, Robert Hoyt and Daniel Warsh, each of whom disclaim beneficial ownership of the shares of Common Stock beneficially owned by Crestview Capital Master, LLC. For purposes of this statement, the Reporting Person is reporting that:

(a) The Reporting Person is the beneficial owner of 704,234 shares of Common Stock (including shares underlying the Preferred Stock and Warrants referred to above), which, to the Reporting Person's knowledge, represents approximately 19.9% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004, at the time of the purchase of the Preferred Stock and Warrants, to the Reporting Person's knowledge, the Reporting Person beneficially owned approximately 23.5% of the outstanding Common Stock (based on information contained in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003).

(b) The Reporting Person has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of all shares of Common Stock listed above. The Reporting Person does not have the shared power to vote or to direct the vote of, or the shared power to dispose or to direct the disposition of, any other shares of Common Stock.

(c)       None.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          N/A

Item 7.   Material to be Filed as Exhibits.

          N/A


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2004

CRESTVIEW CAPITAL MASTER, LLC

By: /s/ Richard Levy
  ---------------------------
  Name: Richard Levy
  Title: Managing Partner